




EASTMAIN
RESOURCES INC.

THIRD QUARTERLY REPORT FOR THE PERIOD ENDING – July 31, 2006

The Corporation is completing a very extensive and integrated gold exploration program within Canada's newest mining district located in James Bay, Quebec – the Eastmain/Opinaca (Éléonore) district. During the period ending July 31, 2006, Goldcorp Inc. increased its ownership in Eastmain Resources Inc. to approximately 10%, with its third equity investment in the Company. Goldcorp, Eastmain and Azimut Exploration Inc. formed a new joint venture by combining the southern third of Goldcorp's Éléonore property with the Azimut C claim block to create the Éléonore South Property.

Eastmain Resources Inc. also signed a Letter Agreement to purchase 100% of the Eastmain Gold Mine from Campbell Resources Inc. Upon completion of this transaction, which is subject to normal due diligence and an environmental review of the mine site, Eastmain will own two of the three gold deposits discovered to date in this emergent mining district, and have a major joint venture beside the newest and largest gold deposit in the region.

Eastmain exchanged its 50% interest in the Thelon Basin uranium claims, located in the Northwest Territories and Nunavut, for 508,836 common shares of Western Uranium Corporation (WUC: TSX-V).

EXPLORATION

Éléonore Mining District

Eastmain holds three projects within the immediate vicinity of Goldcorp's Éléonore Project, which hosts the Roberto gold deposit. These high-potential claim blocks comprise the Éléonore South, Azimut D and Dyna properties. The Éléonore project is a major new gold discovery located in a relatively unexplored area of Québec. According to Goldcorp's website," It is a unique and significant property located in the core of what Goldcorp believes to be a promising new gold district in North America." Goldcorp is continuing scoping studies and development at Éléonore while aggressively exploring the surrounding area through its joint venture with Eastmain and Azimut at Éléonore South, where Eastmain is the project operator.

Éléonore South Project (Eastmain-Goldcorp-Azimut)

The Éléonore South Project consists of three exploration blocks in two properties; the Main and North Blocks bound Goldcorp's Éléonore claims to the south. The West Block is located approximately two kilometres west of the southwestern part of Goldcorp's property.

The principal target at Éléonore South is a **15-km-long zone** of enriched gold and arsenic within soils (discovered in 2005) along the southern boundary of Goldcorp's Éléonore project. More than 4,880 soil samples have been collected on the largest gold anomaly, located in the northern part of the Main Block. Geological mapping and sampling over the eastern end of this target confirms the presence of altered, sulphide-bearing sediments similar to those hosting the Roberto gold deposit. Finely disseminated sulphides (pyrite, pyrrhotite and arsenopyrite) associated with siliceous and/or strongly potassic altered, fine-grained sediments have been identified in several locations. Andalusite-rich sediments (rock alteration often associated with gold deposition), similar to those found immediately below the Roberto gold deposit have also been delineated on the Main Block.

Dw 10/25

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, M5H 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com • web site: www.eastmain.com

Detailed geochemical sampling completed in the southern part of the Main Block has delineated an area of elevated gold in the soils extending over a length of 2.5 kilometres. Eight additional isolated soil anomalies have also be sampled in detail.

Prospecting and soil geochemical surveys have been completed over the West and North Blocks. Prospecting has confirmed the presence of two laterally continuous sulphide-bearing horizons on the West Block. An 800-line-kilometre airborne VTEM and magnetic survey is also underway to cover these claim blocks.

The objectives of the 2006 exploration program are to geologically map, prospect and soil sample each VTEM target, gold-arsenic geochemical anomaly and Roberto-type geological target on the property. Follow-up trenching is scheduled to begin in late September at Éléonore South. An extensive multi-phase drilling campaign will follow in 2007.

Azimut D Project (Eastmain-Azimut)

Prospecting and detailed soil geochemical sampling targeted gold and arsenic anomalies previously outlined in 2005 at Azimut D. A total of 165 rock samples and 1,535 soil samples, covering 11 VTEM anomalies and 12 gold-in-soil anomalies, have been collected and submitted for assay. Prospecting has located sulphide-bearing sediment outcrop confirming airborne VTEM anomalies. Aluminous mineral assemblages resembling mine rocks, reviewed recently during a mine site visit of the Roberto Gold deposit, have also been recognized on the Azimut D property. These Roberto-type targets will be tested by trenching and drilling.

Clearwater Project

Diamond drilling during 2006 has extended the Eau Claire gold deposit to a vertical depth of 880 metres (2,886 ft.) and preliminary calculations indicate that the gold resource has increased. Four drill holes intersected significant gold values within the D Vein group at depth. High-grade intercepts of up to 42 g/t gold were reported from recent drilling. ER06-56 cut a three-metre core width grading 8.64 g/t gold 250 metres below previous drilling. The deposit is open below 880 metres depth. Drilling has expanded the size of the D Vein Group, which accounts for in excess of 25% of the total gold resource of the deposit.

Trenching and channel sampling have been completed on the Serendipity and Vana prospects, which are located 20 kilometres west of the Eau Claire gold deposit. Previous channel sampling in the Serendipity area outlined anomalous gold, up to 1.4 g/t gold across 16 metres, within sediments. Drilling will be completed to test these targets.

Eastmain's near-term objective at Eau Claire is to extract a 10,000-tonne bulk sample from the 450 West Zone to determine the mining, milling and metallurgical characteristics of the gold deposit. Permit applications for the bulk sample have gone through a first reading with the Ministry of the Environment in Québec. The Corporation will address each of the key issues for the approval of these permits.

Reservoir Project

Linecutting, prospecting and soil geochemical sampling have been completed at the Reservoir project, located 50 km south of the Roberto gold deposit. The first priority target coincides with a strong VTEM conductor and a gold-copper soil anomaly which extends for two kilometres. Detailed prospecting and soil geochemical surveys have covered these targets. This copper-gold target is comparable to the Lac Ell prospect discovered by Noranda in 1964, which more recently led Virginia Mines Ltd. to the Roberto gold deposit. Previous drilling and trenching by Eastmain in 1997 intersected significant gold and copper mineralization at Reservoir.

VTEM Airborne Surveys, James Bay Quebec

Geotech Ltd. has been contracted to complete 7,550 line-kilometres of airborne VTEM and magnetic surveys on seven other projects held by Eastmain within the Éléonore district. Follow-up prospecting in 2006 has been successful in locating sulphide-rich zones delineated in 2005 surveys. Goldcorp also plans to survey its Éléonore project with VTEM upon completion of our program.

Eastmain Mine Acquisition

During the period, the Corporation signed a Letter of Intent to purchase 100% of the Eastmain Gold Mine and its surrounding property from Campbell Resources Inc. Upon completion of the acquisition, Eastmain Resources will own two of the three known gold deposits located within the Eastmain/Éléonore district of James Bay, Québec. Previous exploration by Placer Dome had outlined a high-grade copper-gold deposit with an estimated mineral resource of 255,750 ounces of gold. This estimate includes measured resources of 91,500 tons grading 0.268 ounces/ton and indicated resources of 786,600 tons at 0.294 ounces/ton. Previous exploration and development work on the Mine property includes an access ramp and lateral development on two levels as well as an air strip and permanent camp facilities. The Eastmain Gold Mine is open at depth and will be the focus of future drilling.

The Corporation's land holdings completely surround the Eastmain Mine property and cover the lateral extension of the mine horizon. VTEM surveys completed in 2005 have outlined high-priority targets on the Eastmain Mine property and regionally along the projected mine trend. Follow-up exploration of these targets will begin in 2007.

With the Eastmain Mine acquisition, total gold resources held by the Company will increase to 560,000 ounces measured and indicated and 680,000 ounces inferred from two gold deposits. This acquisition is equivalent to a cash purchase of a measured and indicated resource ounce of gold for less than C$16 per ounce.

FINANCIAL

The Company is well financed with current assets, comprised of cash, cash equivalents and short-term investments of $9,662,041. In addition, the Company holds 508,836 shares of Western Uranium Corporation, 260,000 shares of Dianor Resources Inc. and 12,380 shares of Threegold Resources Inc. These shares have a combined market value of $850,000. The Company also has an estimated $340,000 in receivable resource credits due from the Province of Québec. One-half of the 2006 exploration expenditures completed within the Eastmain and Éléonore districts will also be eligible for provincial rebates.

During the period, Goldcorp increased its interest in the Corporation to approximately 10% through a third private placement. Goldcorp renewed its strategic alliance partnership with Eastmain for another 5 years with a focus on exploring the Éléonore mining district. Under the alliance Goldcorp has agreed to retain it's share interest in the Company until 2011.

FUTURE OUTLOOK

Our Company focus is gold exploration within the Eastmain/Éléonore mining district in James Bay, Quebec. Goldcorp, our joint venture partner and major shareholder is developing a world class gold mine adjacent to our claims. Comprehensive 2006 field programs have confirmed potential for another gold

discovery in the district. The next phase of exploration will begin with trenching of priority geochemical, geophysical and Roberto-type geological targets. Multi-phased diamond drill drilling will follow.

We look forward to completing the acquisition of our second gold deposit in the James Bay region. Ownership of the Eastmain Mine will significantly increase the total gold resource held by the Company. Exploration potential for a second discovery in and around the Eastmain Mine area is extremely high. The best place to find gold is near an existing deposit.

The permitting process continues at Clearwater, and we anticipate its successful conclusion with the extraction of a bulk sample from the Eau Claire deposit in 2007. Recent field work has defined new zones of interest with potential for other discoveries on the property.

The Corporation is well financed with good projects in a high-potential, low-risk political jurisdiction. Eastmain Resources and its exploration strategies are endorsed by well-respected senior partners.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
September 9, 2006

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited financial statements of Eastmain Resources Inc. (the "Company") for the nine months ended July 31, 2006 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated September 9, 2006.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc in Canada.

The Company is primarily focused on gold exploration in the Eastmain/Opinaca (Éléonore) area of James Bay, Québec. The Company holds 12 properties covering over 1173 km^2 in this new mining district, including 100% interest in the Clearwater Project, which hosts a gold resource referred to as the Eau Claire gold deposit. Goldcorp Inc. ("Goldcorp") purchased the Eléonore property, including the Roberto gold deposit, for approximately $765 Million (Goldcorp news release, March 31, 2006). Goldcorp, Eastmain Resources Inc. and Azimut Exploration Inc. subsequently formed a joint venture by combining 1/3 of the Éléonore property with the Azimut C claim block. This "new" property is referred to as the Éléonore South Property. Goldcorp also increased its ownership in Eastmain to 10%. During the period, the Company signed a Letter of Intent to acquire 100% interest in the Eastmain Mine which hosts a gold resource that is open at depth.

The Company has formed joint venture partnerships or strategic alliances with a number of mining companies including Falconbridge Limited (the "Falconbridge Joint Venture") and Goldcorp to capitalize on their technical, financial and marketing capabilities. The Company holds a 65% interest in a district-scale exploration project in joint venture with Falconbridge Limited (formerly Noranda Inc.). The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Falconbridge's existing smelters, through the utilization of proprietary geophysical technology.

Commencing with the fiscal year starting August 1, 2003, the Company changed its fiscal year-end from July 31 to October 31.

Overall Performance

The Company's total assets of $25,721,621 as at July 31, 2006 have increased from the $18,156,418 reported as at July 31, 2005. This change is largely due to investment in exploration properties and an increase in the Company's treasury position. As at July 31, 2006 the Company's current assets balance

comprised of cash, cash equivalents, short-term investments, pre-paid expenses and sundry receivables totalled $9,662,041 compared to $5,240,795 as at July 31, 2005.

As a mineral exploration company, the Company relies on equity financing and government incentives to finance its operations. During the quarter ended July 31, 2006, a private placement with Goldcorp raised gross proceeds of $3,400,000 through the issuance of 2,000,000 common shares with 1,000,000 common share purchase warrants attached and 2,000,000 flow-through common shares with 1,000,000 flow-through common share purchase warrants attached. During the quarter ended January 31, 2006, two private placements were completed to raise gross proceeds of $5,240,600 through the issuance of 8,450,000 common shares with 4,225,000 common share purchase warrants attached and 1,813,526 flow-through common shares with 906,763 common share purchase warrants attached. During the quarter ended January 31, 2005, the Company completed a private placement to raise gross proceeds of $3,010,000 through the issuance of 4,300,000 flow-through common shares with 2,150,000 common share purchase warrants attached. In addition, proceeds of $225,000 were realized during the January 31, 2005 quarter upon the exercise of 500,000 share purchase warrants.

During the year ended October 31, 2004, ("fiscal 2004") the Company purchased the remaining interest of SOQUEM Inc. ("SOQUEM") in the Clearwater Project for $1,000,000 cash in two tranches, 500,000 common shares and 500,000 share purchase warrants, each share purchase warrant entitling the holder thereof to purchase one common share at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. The Company made the first cash payment of $500,000 and issued the 500,000 common shares and share purchase warrants to SOQUEM in 2004. A final cash payment of $500,000 was paid in September 2005 to finalize the acquisition of the Clearwater Project. As a result, the Company now holds 100% interest in the Clearwater Project subject to a 2% Net Smelter Return Royalty ("NSR"), in favour of SOQUEM. The cash component of this acquisition made during fiscal 2005 was offset by $427,655 in tax rebates received. During the second quarter ended April 30, 2006, the Company received exploration incentives and mining duty rebates in the amount of $1,585,500 from the Province of Québec and an estimated $340,000 of tax rebates and mining duties are still owed to the Company by the Province of Québec in respect of claims filed up to October 31, 2005.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purpose of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time the price of gold has risen steadily to the present time, reaching new highs exceeding US$600 per ounce. Increased gold prices in the last several years have encouraged the Company to engage in more active exploration and acquisition activities. Market conditions have also been influenced positively by Goldcorp's acquisition of the project in the Eastmain/Opinaca (Éléonore) district. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

Interest and dividend income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Interest and dividend income was $71,835 for the three months ending July 31, 2006 (2005 – $40,019) and $150,769 for the nine months ended July 31, 2006 (2005 – $77,458). The increase is largely due to an increase of $6.3 million in the company's treasury position in the nine months ended July 31, 2006, as well as more favourable short-term interest rates on deposits throughout the nine-month period ended July 31, 2006 compared to the same period last year.

Net income for the quarter ended July 31, 2006 was $1,165,049 compared to a net loss of $93,489 for the quarter ended July 31, 2005. The net income derived during the quarter ended July 31, 2006 included $696,574 from the exchange of prospecting permits and mineral claims, covering approximately 486,000 acres located in the Thelon Basin of Nunavut and the Northwest Territories, and having a book value of

$66,680, for 50% ownership in Ruby Hill Exploration Inc. The Company's 50% ownership in Ruby Hill Exploration Inc. was then exchanged for 508,836 shares in Western Uranium Corporation (WUC: TSX-V) valued at a market price of $763,254 ($1.50 per share) at the date of the exchange. The shares of Western Uranium Corporation are subject to a hold period of four months expiring in October 2006. The Company has sufficient corporate income tax loss carry-forwards to absorb income taxes arising from this transaction. Net income also included $720,000 in recovery of future tax liabilities associated with the issue of flow-through shares arising from the Goldcorp placement and a non-cash expense of $26,000 was recognized as being the Black-Scholes value of the stock options issued as director, officer and employee compensation. During the quarter ended April 30, 2005, income of $1,083,600 was recognized from the recovery of future tax liabilities associated with the issue of flow-through shares and a non-cash expense of $228,750 was recognized as being the Black-Scholes value of the stock options issued as director, officer and employee compensation.

Net loss for the quarter ended January 31, 2006 was $206,524 compared to a net loss of $508,302 for the three months ended January 31, 2005. The largest components of the loss for the three months ended January 31, 2006 were the value of $425,550 assigned to the 1,125,000 stock options issued as director, officer and employee compensation, exercisable at a weighted average price of $0.68 for a period of five years, and the gain from the recovery of $365,607 in future income tax liabilities arising from the issue of flow-through shares. During the nine months ended July 31, 2005, a value of $659,350 was assigned to stock option compensation and the future income tax recovery arising from the issue of flow-through shares amounting to $1,083,600 was recorded on the Company's balance sheet as a future income tax liability. Accounting policies regarding the recognition of costs related to stock option compensation and value of future tax liabilities arising from the issue of flow-through shares were adopted prospectively beginning with the fiscal year ended October 31, 2004.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 07/31/2006	Quarter ended 04/30/2006	Quarter ended 01/31/2006	Quarter ended 10/31/2005
Revenue	$ 71,835	$ 49,989	$ 29,144	$ 40,442
Net Income (loss)	$1,165,049	$(119,508)	$(206,524)	$(563,397)
Per share basic	$0.0200	$(0.0020)	$(0.0038)	$(0.0110)
Per share diluted	$0.0200	$(0.0020)	$(0.0038)	$(0.0110)
	Quarter ended 07/31/2005	**Quarter ended 04/30/2005**	**Quarter ended 01/31/2005**	**Quarter ended 10/31/2004**
Revenue	$ 40,019	$ 17,459	$ 19,980	$ (4,812)
Net Income (loss)	$(93,489)	$702,445	$(508,302)	$(2,000,853)
Per share basic	$(0.0019)	$0.0100	$(0.0108)	$(0.0440)
Per share diluted	$(0.0019)	$0.0100	$(0.0108)	$(0.0440)

The increase in General and Administration expenses reflects higher expenditures on business development, promotion and the related travel costs. During the three months ended July 31, 2006, G&A was $173,238 (225%) higher than the three months ended July 31, 2005. The average of G&A for the nine months ended July 31, 2006, was higher than the same period last year by $181,554 (50%). The respective increases in business development, promotion and travel for the quarter and year-to-date were $119,789 and $154,733.

In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. During the three months ended July 31, 2006, in accordance with the Canadian Institute of Chartered Accountants "CICA" guidelines $720,000 of future income tax recoveries arising from the June 2006 issue of flow-through shares was recorded as income – $1,085,607 year-to-date including $365,607 recorded during the quarter ended January 31, 2006 ($1,083,600 during the quarter ended April 30, 2005). The accounting standard reporting recommendation regarding the income component of flow-through shares introduced in March 2004 was implemented during fiscal 2004 on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries otherwise available to the Company that are being transferred to the shareholder.

Deferred Mining Property Costs and Exploration Expenditures

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)

Project	Quarter ended 07/31/2006		Quarter ended 04/30/2006		Quarter ended 1/31/2006		Quarter ended 10/31/2005	
	$	%	$	%	$	%	$	%
Clearwater	**401**	36	**498**	65	**44**	15	**801**	33
Falconbridge JV	**20**	2	**31**	4	**57**	19	**486**	20
Azimut C & D	**236**	21	**73**	10	**26**	9	**663**	27
Ruby Hill	**12**	1	**95**	13	**59**	20	**177**	7
Eléonore South	**371**	34	**0**	0	**0**	0	**0**	0
Reserve Creek	**1**	0	**2**	0	**5**	1	**8**	1
Other	**66**	6	**64**	8	**109**	36	**293**	12
	1,107	100	**763**	100	**300**	100	**2,428**	100
	Quarter ended 07/31/2005		**Quarter ended 04/30/2005**		**Quarter ended 1/31/2005**		**Quarter ended 10/31/2004**	
	$	**%**	**$**	**%**	**$**	**%**	**$**	**%**
Clearwater	**109**	9	**91**	13	**1,542**	61	**356**	64
Falconbridge JV	**381**	32	**262**	38	**916**	36	**4**	1
Azimut C & D	**368**	31	**0**	0	**0**	0	**0**	0
Ruby Hill	**186**	16	**0**	0	**0**	0	**0**	0
Reserve Creek	**5**	0	**149**	22	**95**	4	**40**	7
Other	**137**	12	**189**	27	**(27)**	(1)	**157**	28
	1,186	100	**691**	100	**2,526**	100	**557**	100

The Company's most significant and advanced property is the Clearwater Project. The Company acquired an option to earn SOQUEM's remaining ownership of the Clearwater Project during fiscal 2004 in exchange for cash and securities as described above, giving it 100% ownership of the Clearwater Project, subject to a 2% NSR. The current focus is to increase the gold resource through drilling and locate a second deposit regionally on the property. Upon approval of government permitting the Company proposes to complete a bulk sample in order to determine the preliminary mining and economic parameters of the Eau Claire gold deposit at Clearwater. As a result of Virginia Gold Mines' discovery of the Roberto gold deposit at Éléonore, the Company initiated an extensive gold exploration program on a number of properties in the Éléonore area. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 50% mining duty and provincial refund to the Company.

Results from the Falconbridge Joint Venture MegaTEM airborne survey prompted the Company and Falconbridge to acquire over 1,000 mineral claim units in Ontario and Québec. Expenditures to date have funded 14,500 line-kilometres of airborne geophysical surveys, generating 225 isolated anomalies. The

MegaTEM airborne geophysical system is designed to detect volcanic massive sulphide (VMS) copper-zinc-silver deposits, nickel-copper-platinum group element deposits and some gold ore deposits within covered terrain. A $1,464,649 follow-up diamond drill program tested 35 priority targets in 2005. A $500,000 diamond drill program is proposed for fall/winter of 2006 to test high priority gold and base metal targets.

Exploration at Reserve Creek, Ontario in fiscal 2004 and fiscal 2005 included geological and geophysical surveys covering known gold zones and their lateral extensions. The Company has suspended work indefinitely on the property until the vendor can demonstrate unrestricted beneficial ownership of the property and unequivocal certainty that mining operations will be permitted without restriction as defined in the Letter Agreement.

Project generation expenditures also prompted the acquisition of four new gold projects located in the James Bay region of Québec. Over 290,000 acres are currently held in 12 projects covering areas of highly prospective and under-explored geology. Airborne geophysical surveys are underway on seven projects. An extensive soil sampling and prospecting program over anomalies detected in the 2005 surveys has defined prospective targets for follow-up trenching and diamond drilling.

In March of 2005 the Company acquired an option from Azimut Exploration Inc. to earn 50% interest in two properties covering 185 km^2. These projects are located in key positions near the Éléonore Property where Virginia Gold Mines discovered the Roberto gold deposit. Eastmain doubled its strategic land position in the Eastmain/Opinaca region of Québec by staking an additional 186 km^2 of land northwest of the discovery area. Eastmain and Azimut recognize Roberto as a major gold discovery that may lead to the establishment of a mining camp. Work to date on the Company's holdings has included extensive surface prospecting and geochemical surveys.

In April 2005 the Company acquired an option to earn 100% interest in certain mineral properties (the "Ruby Hill Property") located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. ("Ruby Hill"). The Company has since earned 100% interest in the property by making a cash payment of $10,000 and issuing 150,000 common shares of the Company to Ruby Hill. Upon the initial signing of a Letter Agreement, the Company paid $10,000 in cash and issued 50,000 common shares. The Company issued a final installment of 100,000 common shares to Ruby Hill in February 2006 prior to the second anniversary of the agreement, in accordance with the option. Ruby Hill holds a 2.5% Net Smelter Return Royalty, subject to an optional buy-out by the Company of 1.5% of the royalty for $1.5 million. The Ruby Hill Property consists of 136 claim units covering 70 km^2 in three groups. The Company staked an additional 48 claim units, covering 25 km^2, adjoining the Ruby Hill claims. A VTEM airborne survey was flown to cover the Ruby Hill Property and the adjacent Eastmain Mine, owned by Campbell Resources Inc. (see Subsequent Events on page 8).

The cost of exploration and development is recorded on a property by property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

Liquidity and Capital Resources

During fiscal 2006, the Company has raised proceeds to date of $8.2 million in common share issue financing activities net of issue costs – $3.4 million during the quarter ended July 31, 2006 and $4.8 million during the quarter ended January 31, 2006 – from which it has currently invested $0.4 million on acquisitions and exploration of mineral resource properties and improved its treasury position by $7.8 million. As at July 31, 2006 cash, cash equivalents and short-term investments, pre-paid expenses and sundry receivables on hand totalled $9.7 million. Current liabilities were $0.6 million and the Company has no long-term debt. Accordingly, as the Company's base operating costs are approximately $50,000

per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

As of December 1, 2005 the Company has entered into a lease agreement for office space in the amount of $2,000 per month for a term of 12 months.

Since the properties held by the Company do not currently generate any operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

During the current fiscal year, the Company has successfully undertaken three private placement financings and it may contemplate other placements if it believes that market conditions are appropriate.

In the first half of fiscal 2005, the Company completed a private placement issue of 4,300,000 flow-through units at $0.70 during the quarter ended January 31, 2005 to raise gross proceeds of $3,010,000. Each unit consisted of one common share and one-half of one common share-purchase warrant. Each full share-purchase warrant was exercisable to acquire one common share at a price of $0.85 until December 30, 2005. These warrants expired unexercised. The funds generated from that issue of shares were deployed primarily in the exploration and development of the Falconbridge Joint Venture and Québec exploration properties.

Cash on hand, for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash flow requirements which, in management's opinion, yields the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors.

Short-term investments are subject to changes in valuation depending on market fluctuations at the date of reporting. If required, a provision for valuation losses is reported in the operating results. During the three months ended July 31, 2006 the Company realized a loss on the disposal of short-term investments in the amount of $2,677. During the previous two quarters the Company realized losses on the disposal of short-term investments in the amount of $11,309. As at July 31, 2006, the Company has a net unrealized gain on investments of $78,981.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery in fiscal 2006 of $1,085,607 in connection with the issue of flow-through shares. $720,000 in the quarter ended July 31, 2006 and $365,607 during the quarter ended January 31, 2006. Last year, the Company had recorded income tax recoveries of $1,083,600 associated with the issue of 4,300,000 flow-through shares during the quarter ended January 31, 2005. During the Quarter ended July 31, 2006, 100,000, common share stock options were issued and 100,000 common share stock options were exercised. In addition, 1,000,000 common share

purchase warrants and 1,000,000 flow-through common share purchase warrants were issued in connection with the issue of 4,000,000 common shares. For the quarter ended April 30, 2006, 25,000 stock options were exercised and 100,000 shares were issued in exchange for mining claims. During the quarter ended January 31, 2006, 5,741,995 share purchase warrants were issued in connection with share capital financing activities and 2,421,285 share purchase warrants expired without being exercised. As at July 31, 2006, 8,241,995 share purchase warrants remain outstanding with an average exercise price of $0.82 which, if exercised, would result in proceeds of $6,782,296 to the Company. During the quarter ended January 31, 2006, 1,125,000 stock options were issued as director, officer and employee compensation, 25,000 stock options were exercised and 150,000 options expired without being exercised. As at July 31, 2006, 3,500,000 options were outstanding with an average exercise price of $0.58, which if exercised, would result in proceeds of $2,029,250 to the Company. During fiscal 2006, the Company received $1,585,500 in resource credits from the Province of Québec and a further estimated $340,000 in resource credits is receivable from the Province of Québec for claims filed up to October 31, 2005. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment by the Québec Ministry of Natural Resources. The Ministry is experiencing delays in processing claims and since no confirmation of the amount outstanding of the Company's refund has as yet been received, the estimated refund outstanding has not been recognized as income in the Company's financial statements.

Transactions with Related Parties

Related party transactions include $12,500 per month salary paid to the President of the Company. Consulting fees of $425 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of September 9, 2006, there are 65,441,204 common shares outstanding. In addition, as of September 9, 2006, 3,400,000 common share purchase options are outstanding, and 8,241,995 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new option awards granted on or after August 1, 2003.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash-equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focused on exploring for gold within Canada's newest mining district (Éléonore) in James Bay, Québec. Goldcorp, our joint venture partner and major shareholder is developing a world class gold mine adjacent to our claims. Comprehensive field work in 2006 has confirmed potential for another gold discovery in the district. The next phase of exploration will begin with trenching priority geochemical-geophysical and Roberto-type geological targets. A multi-phase drill program will follow.

We look forward to completing the acquisition of our second gold deposit. The Eastmain Mine property has excellent potential to expand our current resources and to provide an additional discovery in the district. The best place to explore for gold is within and below an existing high-grade deposit, such as Eau Claire and the Eastmain Mine, or near a large discovery like Roberto. The Company holds significant properties in each location.

The permitting process will continue at Clearwater and we anticipate its successful conclusion and commencement of a bulk sample in 2007. The Corporation is well financed with well respected partners and good projects in a high potential, low risk political jurisdiction.

Exploration and development expenditures for fiscal 2006 are forecast to be approximately $0.5 M for Ontario and $3.5 M for Québec.

Subsequent events

1. The Company has signed a Letter of Intent with Campbell Resources Inc. "Campbell" (CCH – TSX) by which the Company would acquire the Eastmain Mine Property in exchange for $2.5 million cash, two million common shares of Eastmain Resources Inc. and one million common share purchase warrants. Upon closing, Campbell retains a 2% net smelter royalty "NSR" on the mine property and Eastmain Resources Inc. will have the right to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. The transaction is subject to regulatory approvals.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005 which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements

contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. The Company believes that its systems provide the appropriate balance in this respect.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED JULY 31, 2006
EASTMAIN RESOURCES INC.

Responsibility for Financial Statements:

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2005 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited financial statements for the three and nine months ended July 31, 2006 and July 31, 2005.

EASTMAIN RESOURCES INC.

BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	July 31, 2006	July 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 3,829,883	$ 1,845,505
Short-term investments (Note 2)	5,562,261	3,281,434
Prepaid and sundry receivables (Note 5b)	269,897	113,856
	9,662,041	5,240,795
Investments (Note 3)	842,454	48,000
Equipment (Note 4)	124,902	110,816
Mining properties and deferred exploration expenditures (Note 5a)	15,092,224	12,756,807
	$ 25,721,621	$ 18,156,418
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 602,466	$ 982,172
Shareholders' equity		
Capital stock		
Authorized –		
Unlimited common shares		
Issued –		
Common shares (Note 6)	26,266,698	20,106,316
Warrants (Note 8)	1,132,882	1,540,522
Contributed Surplus (Note 9)	3,282,278	1,365,731
Deficit	(5,562,703)	(5,838,323)
	25,119,155	17,174,246
	$ 25,721,621	$ 18,156,418

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Revenue				
Interest and dividends	$ 71,835	$ 40,019	$ 150,968	$ 77,458
	71,835	40,019	150,968	77,458
Expenses				
Amortization	10,311	5,437	26,347	15,716
Professional fees	34,246	6,040	55,190	19,390
General and administration	250,126	76,888	547,059	365,505
Stock option compensation (Note 7)	26,000	44,700	451,550	659,350
	320,683	133,065	1,080,146	1,059,961
Loss for the period before the following:	(248,848)	(93,046)	(929,178)	(982,503)
Gain on disposal of claims (Note 3)	696,574		696,574	
Gain (loss) on sale of investments	(2,677)	(443)	(13,986)	(443)
Future income tax recovery	720,000	-	1,085,607	1,083,600
NET INCOME (LOSS) FOR THE PERIOD	1,165,049	(93,489)	839,017	100,654
DEFICIT, beginning of period	(6,727,752)	(5,744,834)	(6,401,720)	(5,938,977)
DEFICIT, end of period	$ (5,562,703)	$ (5,838,323)	$ (5,562,703)	$ (5,838,323)

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ 1,165,049	$ (93,489)	$ 839,017	$ 100,654
Adjustments not affecting cash:				
Amortization	10,311	5,437	26,347	15,716
Stock option compensation (Note 7)	26,000	44,700	451,550	659,350
Gain on disposal of mining claims (Note 3)	(696,574)	-	(696,574)	-
Loss on sale of investments	2,677	443	13,986	443
Future income tax recovery	(720,000)	-	(1,085,607)	(1,083,600)
Change in non-cash working capital items	124,349	532,941	(1,003,164)	447,995
	(88,188)	490,032	(1,454,445)	140,558
FINANCING ACTIVITIES				
Issue of common shares, net of costs	3,388,612	-	8,237,846	3,170,470
	3,388,612	-	8,237,846	3,170,470
INVESTING ACTIVITIES				
Purchase of equipment	(41,967)	(46,136)	(50,246)	(61,958)
Mining properties and deferred exploration expenditures	(1,106,579)	(1,160,668)	(2,029,765)	(2,587,156)
Purchase of short-term investments	(1,593,485)	-	(4,183,610)	(1,789,113)
Government grants	-	381,210	1,624,963	381,210
Proceeds and redemptions from the sale of short-term investments	50,324	13,873	1,241,623	62,684
	(2,691,707)	(811,721)	(3,397,035)	(3,994,333)
Change in cash and cash equivalents	608,717	(321,689)	3,386,366	(683,305)
Cash and cash equivalents, beginning of period	3,221,166	2,167,194	443,517	2,528,810
Cash and cash equivalents, end of period	$ 3,829,883	$ 1,845,505	$ 3,829,883	$ 1,845,505

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT – UNAUDITED)
Nine Months Ended July 31, 2006

1. THE COMPANY

Eastmain Resources Inc. (the "Company") is a publicly held company, engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company's principal assets are the properties as listed in Note 5.

2. SHORT-TERM INVESTMENTS

Bonds and other securities are carried at the lower of cost or market value.

3. INVESTMENTS

Investments in public companies are recorded at cost. Quoted market value – $ 921,435 ($ 64,800 in 2005). The investment represents 260,000 shares in Dianor Resources Inc. that were acquired in exchange for geological data and 508,836 shares in Western Uranium Corporation valued at $763,254 on issue ($1.50 per share) that were acquired in exchange for prospecting permits and mineral claims having a book value of $66,680.

4. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value July 31, 2006	Net Book Value July 31, 2005
Computer equipment	$ 29,146	$ 14,551	$ 14,595	$ 18,154
Field equipment	203,125	92,818	110,307	92,662
	$232,271	$ 107,369	$ 124,902	$ 110,816

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

Project	Balance Oct. 31, 2005 (audited) $	Net Expenditures $	Government Grants $	Write Down & Recoveries $	Balance July 31, 2006 (unaudited) $
Clearwater	6,822,379	942,661	(1,605,573)	-	6,159,467
Falconbridge JV	3,284,686	108,333	-	-	3,393,019
Reserve Creek	613,642	8,242	-	-	621,884
Azimut Blocks C & D	1,125,218	335,058	-	-	1,460,276
Ruby Hill	409,029	165,377	-	-	574,406
Eléonore South	-	371,224	-	-	371,224
Quebec Projects	1,475,356	191,095	(19,390)	(75,000)	1,572,061
Ontario Projects	21,763	2,125	-	-	23,888
New Brunswick Projects	850,194	24,831	-	-	875,025
Other	86,335	21,319	-	(66,680)	40,974
	14,688,602	2,170,265	(1,624,963)	(141,680)	15,092,224

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The following is a breakdown of mining properties and deferred expenditures by expenditure type for the Company's significant projects for the nine months ended July 31, 2006.

Project	Balance Oct. 31, 2005 (audited) $	Drilling & Assays $	Technical Surveys $	Project Acquisition $	Write Down & Recoveries $	Total $	Balance July 31, 2006 (unaudited) $
Clearwater	6,822,379	854,460	84,861	3,340	(1,605,573)	(662,912)	6,159,467
Falconbridge JV	3,284,686	45,714	40,385	22,234	-	108,333	3,393,019
Reserve Creek	613,642	247	7,981	14	-	8,242	621,884
Azimut C	565,086	39,754	53,951	36,840	-	130,545	695,631
Azimut D	560,132	4,207	165,451	34,855	-	204,513	764,645
Ruby Hill	409,029	514	42,444	122,419	-	165,377	574,406
Eléonore South	-	22,766	348,458	-	-	371,224	371,224
Other	2,433,648	25,552	151,959	61,859	(161,070)	78,300	2,511,948
Total	14,688,602	993,214	895,490	281,561	(1,766,643)	403,622	15,092,224

b) As at July 31, 2006 the Company has outstanding Mining Duties and Refundable Tax Credits from Resources Québec and Revenue Québec in respect to claims filed up to October 31, 2005 amounting to approximately $340,000 ($520,000 - July 31, 2005). As the Company has not received confirmation of these refunds, these amounts have not been reflected in these financial statements.

6. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2005 (audited)	50,927,678	$ 20,106,316
Private placement (i)	1,813,526	1,015,576
Warrant valuation (i)		(111,532)
Private placement (ii)	8,450,000	4,225,000
Warrant valuation (ii)		(680,225)
Private placement (iii)	4,000,000	3,400,000
Exercise of stock options	150,000	56,250
Exercise of stock options – Black-Scholes valuation		17,025
Flow-through tax effect (iv)		(1,085,607)
Cost of issue – cash (i)		(66,500)
Cost of issue – Black-Scholes valuation (i)		(15,862)
Cost of issue – cash (ii)		(347,092)
Cost of issue – Black-Scholes valuation (ii)		(77,763)
Cost of issue – cash (iii)		(45,388)
Cost of issue – Black-Scholes valuation (iii)		(189,000)
Issued in exchange for mining claims (v)	100,000	65,500
Issued and outstanding, July 31, 2006 (unaudited)	65,441,204	$ 26,266,698

6. CAPITAL STOCK (continued)

i) December 2005, the Company issued 1,813,526 flow-through units at a price of $.56 per unit for gross proceeds of $1,015,576. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 per share until December 7, 2006. In connection with the private placement, management subscribed for $65,576 of the offering. The agent for the private placement was paid a 5% commission. In addition to the commission, the agent received compensation warrants to purchase 127,232 shares at a price of $0.65 per share until December 7, 2006 (Note 8). The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The value assigned to the issue of 1,033,995 warrants was $127,394. The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 61%, risk-free interest rate 3.8% and an expected life of 12 months.

ii) In December 2005 the Company issued 8,450,000 units at a price of $0.50 per unit for gross proceeds of $4,225,000. Each unit consisted of one common share and one-half share purchase warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.65 per share until December 28, 2007. The agent for the private placement was paid a 5% commission. In addition to the commission, the agent received compensation warrants to purchase 483,000 shares (Note 8). The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 61%, risk-free interest rate 3.9% and an expected life of 24 months. The value assigned to the 4,708,000 warrants was $757,988.

iii) In June 2006 the Company issued 2,000,000 shares to Goldcorp Inc. at a price of $0.70 per share and 2,000,000 flow-through common shares at a price of $1.00 per share, for total gross proceeds of $3,400,000. In addition, Goldcorp acquired 1,000,000 common share purchase warrants and 1,000,000 flow-through common share purchase warrants. Each common share purchase warrant entitles the holder to purchase one common share in the capital of the Company, at the exercise price of $0.80 per share for a period of one year; each flow-through common share purchase warrant entitles the holder to purchase one flow-through common share in the capital of the Company, at the exercise price of $1.25 per flow-through share for a period of one year (Note 8). The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 67%, risk-free interest rate 4.25% and an expected life of 12 months. The value assigned to the 2,000,000 warrants was $189,000. With this purchase, Goldcorp owns approximately 9.9% of the outstanding common shares of the Company.

iv) The Company adopted EIC-146 whereby the Company recognizes a future tax liability, and the shareholders' equity reduced, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The Company is then allowed to offset the future income tax liability against unrecognized future income tax assets if certain criteria are met. As a result, the Company has recorded a future income tax recovery in the amount of $1,085,607 ($1,083,600 for the nine months ended July 31, 2005).

v) The Company issued 100,000 of its common shares to Ruby Hill Exploration Inc. in completion of the Company's agreement to buy Ruby Hill Exploration Inc.'s mining claims in the Eastmain River Belt.

7. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 5,000,000 common shares may be issued under the plan from time-to-time at prices not less than the market price of the common shares at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

7. STOCK OPTIONS (continued)

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2005 (audited)	2,575,000	$ 0.54
Granted	1,225,000	$ 0.69
Cancelled or expired	(150,000)	$ 0.61
Exercised	(150,000)	$ 0.38
Outstanding, July 31, 2006 (unaudited)	3,500,000	$ 0.58

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	61% - 63%
Risk-free interest rate	3.90% - 4.25%
Expected option term – years	2.0 - 5.0

Stock options outstanding as at July 31, 2006

Expiry Date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
February 2007	-	200,000	0.26
July 2008	26,000	100,000	0.70
October 2008	136,825	325,000	0.55
January 2009	67,300	100,000	0.88
November 2009	340,500	750,000	0.64
February 2010	30,500	100,000	0.48
April 2010	198,250	650,000	0.43
June 2010	44,700	150,000	0.42
November 2010	57,400	200,000	0.52
January 2011	368,150	925,000	0.72
	1,269,625	3,500,000	

8. WARRANTS

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2005 (audited)	2,921,285	$ 1.00
Granted	7,741,995	$ 0.75
Cancelled or expired	(2,421,285)	$ 0.85
Exercised	-	$ -
Outstanding, July 31, 2006 (unaudited)	8,241,995	$ 0.82

For purposes of the warrants granted, the fair value of each *warrant* was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	61% - 67%
Risk-free interest rate	3.80% - 4.25%
Expected warrant term – years	1.0 - 2.0

8. WARRANTS (continued)

Warrants outstanding as at July 31, 2006

Expiry Date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
September 2006	58,500	500,000	2.00
December 2006	127,394	1,033,995	0.65
June 2007	133,000	1,000,000	0.80
June 2007	56,000	1,000,000	1.25
December 2007	757,988	4,708,000	0.65
	1,132,882	8,241,995	

9. SUPPLEMENTARY INFORMATION

During the nine months ended July 31, 2006, 2,421,285 warrants expired and 50,000 stock options were exercised. The value originally attributed to these warrants has been transferred to contributed surplus.

Contributed Surplus		
Balance, October 31, 2005 (audited)	$	2,692,791
Options granted		451,550
Options exercised		(17,025)
Warrants expired		154,962
Balance, July 31, 2006 (unaudited)	$	3,282,278

10. RELATED PARTY TRANSACTIONS

Management wages to a director	$	107,500
Geological and administrative fees and out of pocket expenditures to a private company controlled by a manager of the Company	$	90,827

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT – UNAUDITED)
Nine Months Ended July 31, 2006

11. LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Basic income (loss) per share	$ 0.02	$ 0.00	$ 0.01	$ 0.00
Diluted income (loss) income per share	$ 0.02	$ 0.00	$ 0.01	$ 0.00
Numerator:				
Net income (loss) for the period	$ 1,165,049	$ (93,489)	$ 839,017	$ 100,654
Denominator:				
Weighted average of basic common shares	59,262,216	49,952,980	59,262,216	49,952,980
Weighted average of diluted common shares	59,262,216	49,952,980	59,262,216	49,952,980

12. SUBSEQUENT EVENTS

1. The Company has signed a Letter of Intent with Campbell Resources Inc. ("Campbell") (CCH – TSX) by which the Company would acquire the Eastmain Mine Property in exchange for $2.5 million cash, two million common shares of Eastmain Resources Inc. and one million common share purchase warrants. Upon issue, Campbell retains a 2% net smelter royalty "NSR" on the mine property and Eastmain Resources Inc. will have the right to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. The transaction is subject to due diligence and regulatory approvals.

OFFICERS AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau
Chief Financial Officer

Catherine I. Butella
Exploration Manager

Vincent Jourdain, P. Eng. Ph.D.
District Manager, Quebec

Jay Goldman,
Corporate Secretary

Ian J. Bryans, *
Director

John A. Hansuld, Ph.D. *
Director

Richard W. Hutchinson, Ph.D.
Director

William L. Koyle *
Director

Neil Hillhouse, Ph.D.
Special Advisor

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Duguay & Ringler
360 Bay Street, Suite 500
Toronto, Ontario, Canada, M5H 2V6

LEGAL COUNSEL

Goodman & Carr
200 King Street West, Suite 2300
Toronto, Ontario, Canada, M5H 3W5

TRANSFER AGENT

Equity Transfer Services Inc.
120 Adelaide St. West, Suite 420
Toronto, Ontario, Canada M5H 4C3

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1, 834572, 4th Line Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: robinson@eastmain.com
butella@eastmain.com

Corporate Communications:

Chad Steward

Tel: (604)996-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com